Exhibit (a)(1)(H)

News Corp Completes Acquisition of Move, Inc.

New York (November 14, 2014) – News Corp announced today that it has successfully completed its acquisition of Move, Inc. (“Move”). Move is a leading provider of online real estate services and operates a network of sites, including realtor.com®, the official website for the National Association of Realtors®.

Through realtor.com® and its mobile applications, Move displays more than 98% of all for-sale properties listed in the US. The Move network of websites reaches more than 30 million people per month, who spend an average of 22 minutes each on its sites.

“In partnership with the National Association of Realtors® and its one million members, we look forward to turbo-charging realtor.com® and making it the most popular and profitable property site in America,” said Robert Thomson, Chief Executive of News Corp. Mr. Thomson said that the acquisition of Move extends News Corp’s operations globally and digitally, and substantially bolsters the real estate pillar of its business.

The previously announced tender offer by a subsidiary of News Corp for all of the outstanding shares of Move common stock at a price of $21.00 per share expired as scheduled at the end of the day, 12:00 midnight, New York City time, on November 13, 2014. Excluding shares tendered by notice of guaranteed delivery, a total of approximately 34,299,586 shares were validly tendered into and not withdrawn from the tender offer, representing, together with the shares owned by News Corp and its subsidiaries, approximately 83.1% of Move’s outstanding shares. As a result, News Corp, through its subsidiary, has accepted for payment and will promptly pay for all such validly tendered shares pursuant to the terms of the tender offer.

Following its acceptance of the tendered shares, News Corp completed the acquisition by causing the merger of its subsidiary with and into Move without a vote of Move’s stockholders, pursuant to Section 251(h) of the Delaware General Corporation Law. Upon completion of the merger, Move became an indirect, wholly-owned subsidiary of News Corp. As a result of the merger and in accordance with the terms of the merger agreement, all eligible Move shares not tendered into the tender offer were cancelled and converted into the right to receive $21.00 per share in cash, without interest and less any applicable withholding taxes, the same price per share offered in the tender offer. As a result of the acquisition, Move shares ceased to be traded on the NASDAQ Stock Market.

REA Group Limited, in which News Corp owns a 61.6% interest, has entered into a definitive agreement with News Corp to acquire a 20% stake in Move. The transaction is expected to be completed on November 17, 2014.

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About News Corp

News Corp (NASDAQ: NWS, NWSA; ASX: NWS, NWSLV) is a global, diversified media and information services company focused on creating and distributing authoritative and engaging content to consumers throughout the world. The company comprises businesses across a range of media, including: news and information services, book publishing, cable network programming in Australia, digital real estate services, digital education, and pay-TV distribution in Australia. Headquartered in New York, the activities of News Corp are conducted primarily in the United States, Australia, and the United Kingdom. More information: http://www.newscorp.com.

About Move, Inc. and realtor.com®

Move, Inc. is a leading provider of online real estate services. Move operates the realtor.com® website and mobile experiences, which connect people to the most important and accurate information they need to find their perfect home and to the REALTORS® whose expertise guides consumers through buying and selling. As the official website of the National Association of REALTORS®, realtor.com® empowers consumers to make smart home buying, selling and renting decisions by leveraging its direct, real-time connections with more than 800 multiple listing services (MLS) via all types of computers, tablets and smartphones. In addition to the industry’s most comprehensive and accurate information, Move’s network of websites provides consumers a wealth of innovative tools, including Doorsteps®, Moving.com™, SeniorHousingNetSM and others. Move supports real estate agents and brokerages by providing many services to grow their businesses, including ListHub™, the nation’s leading listing syndicator and centralized intelligence platform for the real estate industry; TigerLead®; Top Producer® Systems; and FiveStreetSM; as well as many free services. Move is based in the heart of Silicon Valley – in San Jose, Calif.

Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory and other factors. More detailed information about these and other factors that could affect future results is contained in News Corp’s and Move’s filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

Contacts:

Jim Kennedy, Chief Communications Officer, News Corp

jkennedy@newscorp.com

@jimkennedy250

212-416-4064

Mike Florin, SVP, Head of Investor Relations, News Corp

mflorin@newscorp.com

212-416-3363

Christie Farrell, Director of Corporate Communications, Move, Inc.

Christie.farrell@move.com

408-558-7115